UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number: 000-54835

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN FEDERAL SAVINGS BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN and TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Federal Savings Bank

Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Malvern Federal Savings Bank Employees’

Savings & Profit Sharing Plan and Trust

Paoli, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompany supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions as of and for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

BDO USA, LLP

Philadelphia, Pennsylvania

June 28, 2016

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2015	2014
Assets:
Investments, at fair value	$6,548,213	$7,967,229
Notes receivable from participants	72,119	127,482
Employer contribution receivables	2,539	—
Participant contribution receivables	12,010	—
Total assets	6,634,881	8,094,711

Liabilities:
Other liabilities	—	356
Total liabilities	—	356
Net assets available for benefits	$6,634,881	$8,094,355

See the accompanying notes to the financial statements.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

For the Year Ended
December 31, 2015
Investment Income:
Net appreciation in fair value of investments	$191,870
Interest, dividend and other	78,759
Total investment income	270,629

Interest income on notes receivable from participants	3,659

Contributions:
Participants	256,231
Employer	96,210
Rollovers	4,413
Total contributions	356,854
Total additions	631,142

Deductions:
Benefits paid to participants	2,088,211
Administrative and other expense	2,405
Total deductions	2,090,616

Net decrease in net assets available for benefits	(1,459,474)

Net assets available for benefits, beginning of year	8,094,355

Net assets available for benefits, end of year	$6,634,881

See the accompanying notes to the financial statements.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”) is a defined contribution plan covering all eligible employees of Malvern Federal Savings Bank (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

Employees are eligible to make elective deferral contributions on the first day of the calendar month, coincident with or next following the date when they have attained age 18 and completed one month of service, measured from the date of hire, provided that they are an eligible employee at the end of that period.

For employer matching contributions, employees must have attained age 18 and completed six months of service, provided that they are an eligible employee at the end of that period.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer will contribute an amount equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s vested interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age as defined by the Plan, dies or becomes permanently disabled. At that time, the participant may receive lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically made. If such vested interest is greater than $1,000, then the participant may elect to defer distribution. However, the Plan administrator will distribute the vested balance in a lump sum without participant’s consent at the time that payments must begin under applicable federal law - generally the April 1 following the later of the calendar year in which the participant attains age 70-1/2 or terminate employment. Special rules apply to participants who are deemed to own more than 5% of the Company.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employers’ contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Investments are participant-directed.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan sponsor and partly by participants. A participant's share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the participant’s account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Common Stock Fund. The rate for the Plan is determined quarterly based on the following tiered schedule for the total assets in the plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her vested account balance, or $50,000. Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined at the time the loan is made), will be used as the principal residence. The maximum loan term for a principal residence loan is 20 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. The prevailing interest rate was 4.25% on existing loans at December 31, 2015.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants may elect to have distributions paid directly or transferred to another eligible retirement plan or individual retirement account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Transfer of Assets

The Plan transferred custodians and recordkeeping from Pentegra Retirement Services to Mid Atlantic Trust Company (custodian) and Future Benefits of America LLC (recordkeeper) as of October 1, 2015. The transfer of assets was settled in December 15, 2015. All of the investments were sold, other than Malvern Bancorp, Inc. common stock. The funds from the sale of the investments were held in cash until the funds were transferred to the new custodian on December 15, 2015 and allocated according to the participants’ instructions. Several new investment options were offered to Plan participants upon the transfer.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan Agreement.

Concentration of Credit Risk

At December 31, 2015 and 2014, approximately 9.6% and 10%, respectively, of the Plan’s assets were invested in Malvern Federal Savings Bank common stock.

Payment of Benefits

Benefit payments to participants are recorded when paid.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.

In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part Ill) Measurement Date Practical Expedient ("ASU 20 15-12"). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

The Plan elected to early adopt ASU 2015-07 and Part II of ASU 2015-12.

Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events for potential recognition and for disclosure after December 31, 2015.

3.	Fair Value Measurements

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

3.	Fair Value Measurements (continued)

•	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3: includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2015 or 2014.

•	Common stocks: Malvern Bancorp common stock fund, "Common Stock Fund," is an employer stock unitized fund. The fund consists of both Malvern Bancorp common stock and a short-term cash component that provides liquidity for daily trading. Malvern Bancorp common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

•	Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values (NAV) of shares held by the Plan.

•	Common/Collective trusts: Common Collective Trusts are valued based upon the quoted redemption NAV of units owned by the Plan at year end. Units of the trust are not available on an active exchange in an active market; however, the fair value is determined based on the underlying investments held in the Trust, and is classified as a Level 2 investment. The NAV, as provided by the Trustee, is used to estimate the fair value of the underlying investments held by the fund less any obligations. The common/collective trust is redeemed on a daily basis and does not have any redemption restrictions or unfunded commitments. The Prudential Guaranteed Income Fund (Common/Collective Trust) is a comingled stable fund that primarily invests in long-term bonds and notes such as public bonds, commercial mortgages and private placement bonds. The net asset value of the Prudential Guaranteed Income Fund is provided by the trustee and is determined by the fair value of the underlying assets within the portfolio. The underlying assets of the portfolio are predominantly valued using directly or indirectly observable inputs. Therefore, the Prudential Guaranteed Income Fund is classified within level 2 of the valuation hierarchy at December 31, 2014.

•	Money Market Funds: are valued at carrying value, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Mutual funds	$5,611,891	$5,611,891	$—	$—
Money market fund	296,839	296,839	—	—
Common stock	639,483	639,483	—	—
Total investments	$6,548,213	$6,548,213	$—	$—

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Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

3.	Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Common/collective trusts	$1,735,420	$—	$1,735,420	$—
Mutual funds	5,388,278	5,388,278	—	—
Common stock	843,531	843,531	—	—
Total investments	$7,967,229	$6,231,809	$1,735,420	$—

4.	Tax Status

The Internal Revenue Service (“IRS”) informed the Company by letter dated March 31, 2014, that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a).  The Plan has since been amended, however, the plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.  The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which generally relate to the three prior years.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	Related Party Transactions

The Plan owns shares of Malvern Bancorp, Inc. common stock.  The Employer pays for fees for accounting and other administrative services.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

9

Supplemental Schedule 1

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4i of Schedule H to the 2015 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2015

(a)		(b)	(c)	(d)	(e)
		Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	Cost	Current Value
		Bell Rock Capital, LLC BRC Aggressive Fund	Mutual Fund	*	$137,674
		Bell Rock Capital, LLC BRC Balanced Fund	Mutual Fund	*	667,614
		Bell Rock Capital, LLC BRC Capital Preservation Fund	Mutual Fund	*	1,750,726
		Bell Rock Capital, LLC BRC Conservative Fund	Mutual Fund	*	1,452,492
		Bell Rock Capital, LLC BRC Moderate Fund	Mutual Fund	*	423,331
		Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund	*	70,205
		Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund	*	29,691
		Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund	*	30,822
		Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund	*	29,162
		Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund	*	4,939
		Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund	*	5,561
		Vanguard Materials Index Fund ETF Shares	Mutual Fund	*	20,980
		DFA Global Equity Portfolio Institutional Class	Mutual Fund	*	36,103
		iShares MSCI EAFE Small-Cap ETF	Mutual Fund	*	1,405
		Vanguard FTSE Developed Markets Index Fund ETF Shares	Mutual Fund	*	7,966
		Vanguard FTSE Pacific Index Fund ETF Shares	Mutual Fund	*	3,061
		Lord Abbett Bond Debenture Fund Class I	Mutual Fund	*	129,654
		iShares TIPS Bond ETF	Mutual Fund	*	3,866
		JPMorgan Core Plus Bond Fund Class R6	Mutual Fund	*	2,026
		DFA U.S. Large Cap Value III Portfolio	Mutual Fund	*	107,782
		iShares Core S&P 500 ETF	Mutual Fund	*	138,883
		PowerShares Buyback Achievers Portfolio	Mutual Fund	*	2,758
		PowerShares QQQ	Mutual Fund	*	53,246
		Vanguard Value Index Fund ETF Shares	Mutual Fund	*	14,660
		iShares 20+ Year Treasury Bond ETF	Mutual Fund	*	32,466
		Guggenheim S&P MidCap 400 Pure Gr ETF	Mutual Fund	*	21,492
		iShares Morningstar Mid-Cap Value ETF	Mutual Fund	*	39,018
		iShares Russell Mid-Cap Growth ETF	Mutual Fund	*	69,787
		Vanguard REIT Index Fund ETF Shares	Mutual Fund	*	14,798
		Federated Ultrashort Bond Fund Institutional Shares	Mutual Fund	*	16,731
		DFA U.S. Small Cap Portfolio Institutional Class	Mutual Fund	*	17,951
		iShares Core S&P Small-Cap ETF	Mutual Fund	*	20,624
		iShares Russell 2000 Growth ETF	Mutual Fund	*	22,220
		SPDR S&P Oil & Gas Explor & Prodtn ETF	Mutual Fund	*	1,638
		Vanguard Small-Cap Growth Index Fund ETF Shares	Mutual Fund	*	37,087
		iShares Nasdaq Biotechnology ETF	Mutual Fund	*	41,331
		iShares U.S. Aerospace & Defense ETF	Mutual Fund	*	31,068
		PowerShares Dynamic Media Portfolio	Mutual Fund	*	21,269
		PowerShares Dynamic Pharmaceuticals Portfolio	Mutual Fund	*	46,541
		PowerShares NASDAQ Internet Portfolio	Mutual Fund	*	7,523
		SPDR S&P Insurance ETF	Mutual Fund	*	19,352
		Vanguard Consumer Discretionary Index Fund ETF Shares	Mutual Fund	*	26,388
		Vanguard Prime Money Market Fund Investor Shares	Money Market Fund	*	296,839
	**	Malvern Bancorp Inc. Common Stock	Common Stock	*	639,483
	**	Note Receivable from Participants	Interest rate of 4.25%	*	72,119
					$6,620,332
	*	Cost is not required for participant directed investments
	**	Party in Interest

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Supplemental Schedule 2

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Reportable Transactions

(Line 4j of Schedule H to the 2015 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2015

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Prudential Retirement Ins and Annuity							$1,786,947
Vanguard Mid Cap Index							909,099
T. Rowe Price Growth							456,328
Vanguard 500 Index							912,610
							$4,064,984

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
June 28, 2016		Senior Vice President and Chief Financial Officer Malvern Federal Savings Bank

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